Rule 424(b)(5)
                                              Registration No. 33-59659


         PROSPECTUS SUPPLEMENT
         (TO PROSPECTUS DATED SEPTEMBER 5, 1995)

         3,950,000 SHARES

         HECLA MINING COMPANY

         COMMON STOCK
         ($0.25 PAR VALUE)


         The outstanding shares of common stock, par value $0.25 per share ("Common Stock") of Hecla Mining Company ("Hecla" or the "Company") are, and the shares of Common Stock offered hereby (the "Shares") will be, listed on the New York Stock Exchange (the "NYSE") under the symbol "HL." On February 18, 1997, the last reported sale price of the Common Stock as reported on the NYSE Composite Tape was $6 5/8 per share. See "Recent Devel-opments--Common Stock Prices."

         SEE "RISK FACTORS" BEGINNING AT PAGE 7 OF THE PROSPECTUS AC-COMPANYING THIS PROSPECTUS SUPPLEMENT, AND "RECENT
         DEVELOPMENTS" BEGINNING AT PAGE S-2 OF THIS PROSPECTUS
         SUPPLEMENT, FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-MISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADE-QUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PRO-SPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OF-FENSE.

                                            PRICE TO            PLACEMENT AGENT               PROCEEDS TO
                                            PUBLIC              DISCOUNT(1)                   THE COMPANY(2)
         Per Share......................... $6.25               4.3%                          $5.98125
         Total............................. $24,687,500.00      $1,061,562.50                 $23,625,937.50

         (1) Hecla has agreed to indemnify Muzinich & Co., Inc., as Placement Agent (the "Placement Agent") against certain liabilities, including liabilities under applicable securities laws. See "Underwriting."
         (2) Before deducting expenses payable by Hecla estimated at $150,000.


         It is expected that delivery of the Shares will be made at the offices of Muzinich & Co., Inc., 450 Park Avenue, New York, New York or through the facilities of The Depositary Trust Company, on or about February 24, 1997.


         The date of this Prospectus Supplement is February 19, 1997.







                   The information in the Prospectus Supplement is quali-fied in its entirety by the more detailed information and con-solidated financial statements and notes thereto appearing or incorporated by reference in the accompanying Prospectus. In determining whether to purchase the Shares being offered, pro-spective investors should carefully consider the information contained in this Prospectus Supplement, the accompanying Pro-spectus and incorporated by reference therein. References to "Hecla" and the "Company" in the Prospectus Supplement and the accompanying Prospectus include Hecla Mining Company and its subsidiaries.


                                    THE COMPANY

                   The Company, originally incorporated in 1891, is prin-cipally engaged in the exploration, development, mining and pro-cessing of precious and non-ferrous metals, including gold, sil-ver, lead and zinc, and certain industrial minerals. The Com-pany has experienced losses from operations for 1996 and each of the last six years. See "Recent Developments--Recurring Losses" below, and "Risk Factors--Recent Losses" in the accompanying Prospectus.

                   The Company's principal executive offices are located at 6500 Mineral Drive, Coeur d'Alene, Idaho 83814-8788, and its telephone number at such address is (208) 769-4100.


                                RECENT DEVELOPMENTS

         FOURTH QUARTER RESULTS

                   The Company reported a net loss applicable to holders of Common Stock for the fourth quarter of 1996 of $1.9 million, or $0.04 per share of Common Stock compared to a loss of $0.8 million or $0.02 per share of Common Stock for the 1995 fourth quarter period. The fourth quarter loss in 1996 is primarily attributable to decreased gold production and lower precious metals prices as compared to the 1995 fourth quarter period.
         The 1996 fourth quarter loss was partially offset by a $2.5 mil-lion gain on the sale of an additional 1.5% net smelter return royalty on the Rosebud property to Euro-Nevada Mining Corpora-tion Inc.

                   For the fiscal year ended December 31, 1996, the Com-pany experienced a net loss applicable to holders of Common Stock of $40.4 million, or $0.79 per share of Common Stock.











                   See "--Recurring Losses" below and "Risk Factors-- Recent Losses" in the accompanying Prospectus.

         RECURRING LOSSES

                   The Company has experienced losses from operations for each of the last six years. For the year ended December 31, 1996, the Company reported a net loss of approximately $32.4 million (before preferred dividends of $8.1 million) or $0.63 per share of Common Stock compared to a net loss of approximately $101.7 million (before preferred stock dividends of $8.1 million) or $2.11 per share of Common Stock for the year ended December 31, 1995. The 1996 decreased net loss was due to a variety of factors, the most significant of which was the write-down of the Company's interest in the Grouse Creek mine in the third quarter of 1995 totaling $97.0 million, compared to 1996 adjustments totaling $35.7 million for severance, holding, reclamation, closure costs, and carrying value adjustments for property, plant and equipment and certain assets at the Grouse Creek and American Girl mines.

                   If the Company's estimates of the market prices of gold, silver, lead and zinc are realized in 1997, the Company expects to record income or (loss) in the range of a $(2.0) mil-lion loss, to income of $2.0 million, after the expected dividends to preferred shareholders totaling approximately $8.1 million for the year ending December 31, 1997. Due to the volatility of metals prices and the significant impact metals price changes have on the Company's operations, there can be no assurance that the actual results of operations for 1997 will be as projected. Additionally, there can be no assurance the Company will be profitable in the future.



























         METAL PRICES

                   The following table sets forth the average daily clos-ing prices of the following metals for 1995, 1996 and January 1997.
                                 1995         1996         January 1997

              Gold (1)
              (per oz.)        $384.16      $387.70        $355.10

              Silver (2)
              (per oz.)           5.19         5.18           4.76

              Lead (3)
              (per lb.)           0.29         0.35           0.31

              Zinc (4)
              (per lb.)           0.47         0.46           0.49
         ____________________

         (1)  London Final
         (2)  Handy & Harman
         (3)  London Metals Exchange -- Cash
         (4)  London Metals Exchange -- Special High Grade -- Cash


                   As of February 18, 1997, the closing prices of these metals were: gold -- $345.00 per oz.; silver -- $5.21 per oz.; lead -- $0.29 per lb.; and zinc -- $0.54 per lb.






























         RESERVE DATA AS OF DECEMBER 31, 1996


                                 ORE RESERVES DATA
                              AS OF DECEMBER 31, 1996


         Proven and Probable

                                               Hecla's Share
                                               of Reserves (1)                            Ore Grade
                                               ---------------          ------------------------------------------------------------
         Mine-(Hecla                                                    Gold          Silver          Lead           Zinc
         Interest in %)                            (Tons)             (oz/ton)       (oz/ton)          (%)            (%)
         ---------------------------------------------------------------------------------------------------------------------------
         Grouse Creek (approx. 80%)(2)              481,840             0.040           0.3              -              -
         La Choya (3)                             3,005,231             0.024             -              -              -
         Lucky Friday (4)                         1,245,660                 -          14.9           11.3            2.2
         Greens Creek (29.73%)(5)                 2,641,702             0.151          19.5            4.6           12.6
         Rosebud (50.0%)(6)                         638,317             0.392           2.7              -              -

                                                                           Contained Metal
                                                    --------------------------------------------------------------------------------
         Mine-(Hecla                                                    Gold          Silver          Lead           Zinc
         Interest in %)                                                ounces         ounces          tons           tons
         ---------------------------------------------------------------------------------------------------------------------------
         Grouse Creek (approx. 80%)(2)                                  23,843        179,042              -              -
         La Choya (3)                                                  115,418              -              -              -
         Lucky Friday (4)                                                    -     18,512,024        140,608         26,872
         Greens Creek (29.73%)(5)                                      398,046     51,587,608        120,096        333,849
         Rosebud (50.0%)(6)                                            249,942      1,713,945              -              -
                                                                       -------     ----------        -------        -------
                                                                       787,249     71,992,619        260,704        360,721
                                                                       =======     ==========        =======        =======

         (1) The Company reports ore reserves from estimates of the quantities and grades of mineralized material at the Company's mines which the Company believes can be recovered and sold at prices in excess of the cash cost of production. The estimates are based largely on current costs and on projected prices and demand for the Company's products. Ore reserves are stated separately for each of the Company's mines based upon factors relevant to each mine. Ore reserves represent diluted in-place grades and do not reflect losses in the recovery process. The Company's estimates of proven and probable reserves for the Lucky Friday mine, the Rosebud mine, the Grouse Creek mine and the La Choya mine at December 31, 1996 are based on a gold price of $386 per ounce, silver price of $5.20 per ounce, lead price of $0.38 per pound and zinc price of $0.52 per pound, respectively. Proven and probable reserves for the Greens Creek mine are based on calculations of reserves provided to the Company by the operator of this property. These calculations have been reviewed but not independently confirmed by the Company. Kennecott Greens Creek Mining Company's (the mine operator) estimates of proven and probable reserves for the Greens Creek mine as of December 1996, are derived from successive generations of reserve and feasibility analyses for three different areas of the mine, each using a separate assessment of metal prices. The prices used were:

                          East Ore Area    West Ore Area   Southwest Ore Area

         Gold (per ounce)    $ 340            $ 350           $ 360
         Silver (per ounce)   4.50             4.75            5.00
         Lead (per pound)     0.33             0.28            0.28
         Zinc (per pound)     0.60             0.57            0.50

         Changes in reserves represent general indicators of the results of efforts to develop additional reserves as existing reserves are depleted through production. Grades of ore fed to process may be different from stated reserve grades because of variation in grades in areas mined from time to time, mining dilution and other factors. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future opera-tions.

         (2) Two distinct ore deposits have been identified at the Grouse Creek mine: the Sunbeam deposit and the Grouse deposit. Both deposits are mineable by open pit methods. The Company currently plans to continue mining ore from the Sunbeam pit through the second quarter of 1997. In 1996, management and the Company's Board of Directors decided to defer the development of the Grouse ore body as it is uneconomical at current metals prices. The Company intends to suspend operations at the Grouse Creek mine when mining and milling of









         the Sunbeam pit ore is completed. The mine will then be placed on a care-and-maintenance status. In connection with the decision to suspend operations at the Grouse Creek mine, the Company determined that the mineralized material contained in the Grouse pit cannot be mined and processed economically at current metals prices. Accordingly, the Grouse deposit is presently not considered a reserve and is not included in the Company's reserves at December 31, 1996. Proven and probable reserves include Hecla's approximate 80% share of 5,733 ounces of gold and 34,435 ounces of silver contained in mined stockpiles. On January 31, 1997, Great Lakes Minerals Inc. ("Great Lakes") and the Company entered into a letter agreement terminating the Grouse Creek Joint Venture and conveying Great Lakes' 20% interest in the Grouse Creek project to Hecla. Great Lakes retained a 5% defined net proceeds interest in the project. The Company has assumed 100% of the interests and obligations associated with the property.

         (3) At December 31, 1996, estimated recoverable gold ounces on the heap leach pad totaling 44,197 gold ounces are included in ore reserves. The ounces were placed on the pad during 1994-1996 and are currently estimated to be recovered over the mine's remaining life.

         (4) Includes 62,834 and 12,053 tons of lead and zinc, respectively, and 11,144,579 ounces of silver from the adjacent Lucky Friday expansion project, formerly referred to as the Gold Hunter development project.

         (5) Ore reserves at the Greens Creek mine represent in-place material, diluted and adjusted for expected mining recovery. Process plant recoveries of ore reserve grades by the mine are expected to be 75% for silver, 72% for gold, 89% for zinc and 84% for lead. Payable recoveries of ore reserve grades by smelters and refiners are expected to be 66% for silver, 58% for gold, 69% for zinc and 69% for lead.

         (6) Proven and probable mineral reserves at Rosebud reflect only the Company's share (50%) pursuant to the September 6, 1996, sale of a 50% interest in the property to Santa Fe Pacific Gold Corporation ("Santa Fe"). Pursuant to the terms of the agreement, a limited liability corporation was established with each party owning a 50% interest to develop the Rosebud gold property. Under the terms of the agreement, Hecla will manage the mining activities and ore will be hauled via truck approximately 100 miles to Santa Fe's Twin Creeks Pinon Mill for processing. Total mine site capital expenditures to bring the mine into production are expected to be approximately $20-$25 million, of which $11.1 million has been expended through December 31, 1996. Santa Fe funded the first $12.5 million of mine-site development and Santa Fe is also responsible, under the terms of the agreement, to fund costs of road and mill facility improvements. Santa Fe also contributed exploration property located near the Rosebud property to the joint venture, and will fund the first $1.0 million in exploration expenditures, and two-thirds of future exploration expenditures beyond the initial $1.0 million. Construction and development activities to date have included development of a second portal to the mine, 2,500 feet of underground drifting, a six-mile power line, an eight-mile access road, and surface plant facilities necessary to support the underground operation. At December 31, 1996, surface plant facilities are approximately 85% complete. Construction and development activities are currently expected to be completed in the second quarter of 1997, with production anticipated to commence in the second quarter of 1997. Since Rosebud is a development project with no prior operating history, it is possible that the Company may experience different economic relations than it currently forecasts. It is not unusual in new mining operations to experience unexpected problems during the development and start-up phases. See "Risk Factors -- Project Development Risks" in the accompanying Prospectus.

         RESERVES -- That part of a mineral deposit which could be eco-nomically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "Ore" when dealing with metalliferous minerals.

         PROVEN RESERVES -- Reserves for which tonnage is computed from dimensions revealed in outcrops, trenches, workings or drill holes and for which the grade and/or quality is computed from the results of detailed sampling. The sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

         PROBABLE RESERVES -- Reserves for which tonnage and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

         METALS PRODUCTION

                   The Company's gold production was 169,376 ounces in 1996 as compared to 169,777 ounces in 1995. Gold production is expected to decline slightly in 1997 due to the 1996 closure of the American Girl gold mine in which the Company maintains a 47% interest and the 1997 suspension of operations at the Grouse Creek mine, partly offset by expected increased gold production from the Greens Creek and Rosebud mines. See "--Grouse Creek" below and "Risk Factors--Volatility of Metals Production" in the accompanying Prospectus.









         PROPOSED CAPITAL EXPENDITURES

                   The Company's current Development Projects include the Rosebud project, and the Lucky Friday expansion project (former-ly referred to as the Gold Hunter project) located adjacent to the Lucky Friday mine. A final feasibility study will be com-pleted in early 1997 on the Lucky Friday expansion project, at which time a decision will be made with respect to further de-velopment. If the decision is made to go forward with the project in early 1997, the estimated remaining development costs will be incurred mostly during the remainder of 1997 with the balance in early 1998. The Company currently estimates that capital expenditures to be incurred in 1997 will be in the range of $19.0 million to $32.5 million, including $0.8 million of capitalized interest. These expenditures, excluding capitalized interest, consist primarily of the Company's share of develop-ment expenditures at the Rosebud project (estimated to be $10.0- $11.0 million), the Lucky Friday expansion project (estimated to be $2.0-$14.0 million), industrial minerals capitalized expendi-tures (estimated to be $2.6-$2.8 million), Greens Creek mine capitalized expenditures (estimated to be $2.0-$2.2 million), and other capitalized expenditures (estimated to be $1.6-$1.7 million). The high end of the estimates with respect to the Lucky Friday expansion project expenditures are subject to prep-aration of a final feasibility study, final engineering esti-mates, as well as approval of the Company's Board of Directors. These planned capital expenditures will depend, in large part, on the Company's ability to obtain the required funds from oper-ating activities, amounts available under its revolving and term loan credit facility, and other potential financing arrange-ments. As market circumstances permit, the Company may also seek to finance certain of its cash requirements through the sale of equity or debt securities, as appropriate. There can be no assurance that actual capitalized expenditures will be as projected based upon the uncertainties associated with the esti-mates for development of the Rosebud and Lucky Friday expansion projects and the Company's ability to generate adequate funding for the projected capital expenditures.

                   The Company's estimate of its capital expenditure re-quirements assumes, with respect to the Greens Creek and Rosebud properties, that the Company's joint-venture partners will not default with respect to their respective portions of development costs and capital expenditures. See "Risk Factors--Project Development Risks" in the accompanying Prospectus.

         AMERICAN GIRL

                   In September 1996, the Company announced that the operator of the American Girl gold mine, in which the Company









         has a 47% joint venture interest, had determined that operations at the American Girl mine would be suspended effective November 4, 1996. During the first six months of 1996 and continuing into the third quarter of 1996, the American Girl gold mine experienced significantly higher than anticipated operating costs and lower than expected recovered gold ore grade. Based on its periodic review of the carrying value of the Company's mining properties, the Company determined that a third quarter carrying value adjustment totaling $7.6 million was required to properly reflect the estimated net realizable value of its interest in the American Girl Joint Venture. The amount of the adjustment was based on the Company's carrying value of its interest in the American Girl mine in excess of estimated discounted future cash flows. In addition to the carrying value adjustment, the Company also recorded a $0.3 million provision for closed operations to increase the Company's recorded liability for reclamation and closure costs to its estimate of its share of future closure and reclamation costs at the American Girl mine.

         GROUSE CREEK

                   In November 1996, the Company's management and the Company's Board of Directors decided to place the development of the Grouse ore body on hold due to the ore contained in the Grouse ore body being uneconomical at current metal prices.
         This resulted in the Company's decision to suspend operations at the Grouse Creek mine. The Company currently plans to continue mining the Sunbeam pit through the second quarter of 1997. Thereafter, the mine will be placed on a care-and-maintenance status. In connection with the decision to suspend operations at the Grouse Creek mine, the Company determined that certain adjustments were required to properly reflect the Company's interest in the net realizable value of the property and future severance, holding, reclamation, and closure efforts. The Company thus recorded third quarter 1996 adjustments totaling approximately $5.3 million and $22.5 million, to reduce the carrying value of Grouse Creek mine assets to estimated net realizable value and for future severance, holding, reclamation and closure efforts at the Grouse Creek mine, respectively.

                   The Company estimates that its share of total produc-tion at the Grouse Creek gold mine will be from 18,000 to 20,000 ounces of gold in 1997.

                   On January 31, 1997, Great Lakes and the Company en-tered into a letter agreement terminating the Grouse Creek Joint Venture and conveying Great Lakes' 20% interest in the Grouse Creek project to the Company. Great Lakes retained a 5% defined net proceeds interest in the project. The Company has assumed









         100% of the interests and obligations associated with the prop-erty.

         BANK CREDIT AGREEMENT

                   The Company has a revolving and term loan facility (the "Bank Agreement") that allows it to borrow up to $55.0 mil-lion. Amounts may be borrowed on a revolving credit basis through July 31, 1998, and are repayable in eight quarterly in-stallments beginning on October 31, 1998. During the commitment period, the Company pays an annual facility fee ranging from $178,750 to $261,250, the amount of which is based on average quarterly borrowings. The Bank Agreement, as amended, includes certain collateral provisions, including the pledge of common stock of certain of the Company's subsidiaries and providing the lenders a security interest in accounts receivable. Under the amended terms of the Bank Agreement, the Company is required to maintain certain financial ratios, and meet certain net worth and indebtedness tests for which the Company was in compliance at December 31, 1996. Amounts available under the amended Bank Agreement are based on a defined debt to cash flow test. As of December 31, 1996, the Company had borrowings of $38.0 million and the ability to borrow the remaining $17.0 million under the facility. The interest rate for borrowings under the Bank Agreement as of December 31, 1996 was 7.16%. As of February 18, 1997, the Company had borrowings of $45.0 million and the ability to borrow the remaining $10.0 million.

         EXPLORATION

                   For 1997, the Company has budgeted exploration expen-ditures of approximately $4.0 - $5.0 million, although the Company is currently evaluating a number of opportunities that could potentially increase this amount by an additional $2.0 - $4.0 million. The Company's planned exploration activities are primarily associated with efforts at its existing operating and development properties and certain other efforts in Mexico. There can be no assurance that the Company's mineral exploration efforts will be successful. See "Risk Factors --Exploration" in the accompanying Prospectus.

         LITIGATION

                   No decision has been rendered on the Company's appeal to the Idaho Supreme Court, of the $20 million judgment rendered against the Company by the Idaho District Court in June 1994, in the Star Phoenix litigation. The Idaho Supreme Court heard oral arguments in the case in April 1996. A decision from the Idaho Supreme Court is expected in early 1997 and could be issued at any time. The Company expects to prevail in this matter,









         although there can be no assurance in this regard. Accordingly, the Company has not provided for this contingency as of December 31, 1996. See "Risk Factors--Environmental Matters and Legal Proceedings" in the accompanying Prospectus.

         HEDGING ACTIVITIES

                   In the normal course of its business, the Company uses forward sales commitments and commodity put and call option con-tracts to manage its exposure to fluctuations in the prices of certain metals which it produces. Contract positions are de-signed to ensure that the Company will receive a defined minimum price for certain quantities of its production. Gains and loss-es, and the related costs paid or premiums received, for option contracts which hedge the sales prices of commodities are de-ferred and included in income as part of the hedged transaction. Revenues from the aforementioned contracts are recognized at the time contracts are closed out by either delivery of the underly-ing commodity or settlement of the net position in cash. The Company is exposed to certain losses on forward sales contracts, generally the amount by which the contract price exceeds the spot price of a commodity, in the event of nonperformance by the counterparties to these agreements. None of the aforementioned activities have been entered into for speculative purposes as of December 31, 1996 or January 31, 1997.

                   As of December 31, 1996, the Company had forward sales commitments through January 1997 for 1,000 troy ounces of gold at an average price of $412 per troy ounce. The Company has also purchased options to put 34,440 troy ounces of gold to counterparties at an average price of $396 per troy ounce. Con-currently, the Company sold options to allow the counterparties to call 34,440 troy ounces of gold from the Company at an aver-age price of $461 per troy ounce. There was no net cost associ-ated with the purchase and sale of these options which expire, in tandem, on a monthly basis through December 1997. As of De-cember 31, 1996, the estimated fair value of the Company's pur-chased gold put options was approximately $772,000. If the Com-pany had chosen to close its offsetting short gold call option positions, it would have incurred a liability of approximately $2,000. The London Final gold price, at December 30, 1996, was $369.25. Additionally, the Company had entered into spot de-ferred sales commitments for 25,000 ounces of gold at $381 per ounce for delivery on January 15, 1997.















                   At January 31, 1997, the Company's significant metal contract hedging positions were as follows:

                                         Average            Contract            Estimated         Asset (Deferred Revenue
              January 31, 1997            Price              Amount            Fair Value             Carrying Value)
              ----------------           -------            --------           ----------        ------------------------
                                                                               (Thousands)              (Thousands)
              Spot Deferred
              Contracts:
                Gold                     $383/oz           20,000 ozs.              $741                    --

              Purchased gold
              put options                $396/oz           31,570 ozs.            $1,410                    --

              Sold gold call
              options                   $461/oz.           31,570 ozs               $(1)                    --


                   The nature and purpose of these forward sales con-tracts does not presently expose the Company to any significant net loss. See "Risk Factors -- Hedging Activities" in the accompanying Prospectus.


                                COMMON STOCK PRICES

                   The high and low sales prices per share for the Common Stock as reported on the NYSE Composite Tape for the first, sec-ond, third and fourth quarters of 1996 were: $9.50 and $7.00, $8.375 and $7.00, $7.50 and $5.625, $6.75 and $5.50, respec-
         tively. The Company has paid no dividends on its Common Stock since 1990.


                                   THE OFFERING

         Common Stock Offered..............              3,950,000 Shares

         Common Stock outstanding (1):
              Before the Offering (2)......             51,137,239 Shares
              After the Offering...........             55,087,239 Shares
         _________________
         (1) Excludes options to purchase shares of Common Stock, which as of February 18, 1997 consisted of 545,992 shares of Common Stock underlying outstanding stock options.
         (2)  As of February 18, 1997.


                                  USE OF PROCEEDS

                   The net proceeds to the Company from the sale of the Shares are estimated to be $23,475,937.50, after payment of Placement Agent fees of $1,061,562.50, and expenses paid by the









         Company estimated to be $150,000. Initially, the Company will use such proceeds to repay indebtedness under its existing $55.0 million revolving and term loan facility. As of February
         18, 1997, approximately $45.0 million was outstanding under the Bank Agreement at an average interest rate of 7.01% as of such date. See "Recent Developments--Bank Credit Agreement." The Company currently estimates that capital expenditures for 1997 will be in the range of $19.0 million to $32.5 million, including capitalized interest of $0.8 million. The Company currently anticipates that it will make borrowings under the Bank Agreement to meet capital expenditure requirements, in particular, its obligations with respect to the planned continued development of the Rosebud project and the Lucky Friday expansion project (assuming continued development is approved). See "Recent Developments--Proposed Capital Expenditures."


                        RATIO OF EARNINGS TO FIXED CHARGES

                   The Company's ratio of earnings to fixed charges was inadequate to cover fixed charges by $57.6 million in 1992, $22.3 million in 1993, $26.0 million in 1994, $102.9 million in 1995, and $34.0 million in 1996. However, earnings for these periods reflect write-downs and other non-cash charges of $59.0 million in 1992, $19.1 million in 1993, $34.0 million in 1994, $125.8 million in 1995, and $56.5 million in 1996. For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before the cumulative effect of accounting changes, income taxes and fixed charges, adjusted to exclude capitalized interest. Fixed charges consist of total interest, whether expensed or capitalized, dividends on preferred stock, amortization of debt expense and one-third of rents, which is deemed to be representative of an interest factor.


                      CERTAIN UNITED STATES TAX CONSEQUENCES
                             FOR NON-U.S. SHAREHOLDERS

                   The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by a person that is a "Non-U.S. Shareholder" and should be read together with the disclosure under "Certain U.S. Federal Income Tax Considerations" in the accompanying Prospectus, including the section "--Federal Tax Considerations as a Real Property Holding Corporation" thereunder. For purposes of this discussion, a "Non-U.S. Shareholder" means any person other than (i) an individual who is a citizen or resident of the United States,
         (ii) a corporation, partnership or other entity created or









         organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

                   This discussion is for general information only and does not consider all aspects of United States federal tax consequences that may be relevant to a particular Non-U.S. Shareholder in light of such shareholder's particular tax position, and does not deal with state, local or foreign tax consequences. This discussion is based on the Internal Revenue Code of 1986, as amended, existing (and, where noted, proposed) Treasury regulations, and judicial and administrative interpretations as of the date hereof, all of which are subject to change. Prospective investors are urged to consult their own tax advisors with respect to the United States federal, state and local tax consequences of owning and disposing of the Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction. Proposed Treasury regulations (the "Proposed Regulations") that are proposed to be effective with respect to dividends paid after December 31, 1997 would change in certain respects some of the certification and reporting requirements discussed below. It is not certain whether, or in what form, such proposed regulations will be finalized.

         DIVIDENDS

                   In the event that dividends are paid on the Common Stock, any such dividends paid to a Non-U.S. Shareholder will be subject to withholding of United States federal income tax at a rate of 30% of the amount of the dividend (or a lower rate prescribed by an applicable income tax treaty). However, if the dividend is effectively connected with the conduct of a United States trade or business by the Non-U.S. Shareholder and the Non-U.S. Shareholder properly files Internal Revenue Service Form 4224 (or such other applicable form required by the Internal Revenue Service) with the Company or its dividend-paying agent, then the dividend (i) will not be subject to income tax withholding, and (ii) except to the extent that an applicable income tax treaty provides otherwise, will be subject to United States federal income tax at progressive rates of tax. In the case of a Non-U.S. Shareholder that is a corporation, such effectively connected dividend income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits) at a 30% rate (or a lower rate prescribed by an applicable income tax treaty).











                   A Non-U.S. Shareholder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

                   The Company is required to report annually to the Internal Revenue Service and to each Non-U.S. Shareholder the amount of dividends paid to, and the income tax withheld with respect to, such shareholder. Such information may also be made available by the Internal Revenue Service to the tax authorities of the country in which the Non-U.S. Shareholder resides.

         DISPOSITION OF COMMON STOCK

                   Generally, a Non-U.S. Shareholder will not be subject to United States federal income tax on the gain realized upon the disposition of such shareholder's shares of Common Stock unless (i) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes (which the Company believes that it is likely to be, see "Certain U.S. Federal Income Tax Considerations--Federal Tax Considerations as a Real Property Holding Corporation" in the accompanying Prospectus) and the Non-U.S. Shareholder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of any class of stock of the Company that is regularly traded on an established securities market within the meaning of the applicable Treasury regulations, (ii) the gain is effectively connected with a United States trade or business carried on by the Non-U.S. Shareholder and, if an income tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Shareholder, (iii) the Non-U.S. Shareholder is an individual who holds the Common Stock as a capital asset, such shareholder is present in the United States for 183 days or more in the taxable year of the disposition and either the Non-U.S. Shareholder has a "tax home" in the United States for United States federal income tax purposes or the sale is attributable to an office or other fixed place of business maintained by the Non-U.S. Shareholder in the United States; or (iv) the Non-U.S. Shareholder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates.

         ESTATE TAX

                   Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for United States federal estate tax purposes) of the United States at the time of his or her death will be includable









         in the individual's gross estate for United States federal estate tax purposes and thus subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

         UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

                   United States information reporting requirements (other than the reporting of dividend payments for purposes of the 30% income tax withholding discussed under "-- Dividends") and backup withholding tax generally will not apply to a dividend payment made outside the United States to a Non-U.S. Shareholder, if the dividend either is subject to the 30% withholding discussed above or is subject to a reduced rate of such withholding tax under an applicable income tax treaty. Otherwise, information reporting and backup withholding tax at a 31% rate may apply to dividends paid on the Common Stock to a Non-U.S. Shareholder who fails to certify its non-U.S. status under penalties of perjury in the manner required by United States law or otherwise fails to establish an exemption.

                   In addition, the payment of the proceeds of the sale of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and possible 31% backup withholding unless the shareholder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the sale of shares of Common Stock to or through the foreign office of a broker generally will not be subject to this backup withholding tax. In the case of the payment of proceeds from the disposition of shares of Common Stock to or through a foreign office of a broker that is a United States person or a "U.S. related person," existing regulations require information reporting but not backup withholding on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Shareholder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-U.S. Shareholder would be subject to backup withholding in the absence of required certifications. Backup withholding is









         not an additional tax. Proposed Treasury regulations which have not been finally adopted contain a similar rule with respect to information reporting by a broker that is a United States person or a "U.S. related person." However, under the proposed regulations, such a person may only rely on documentary evidence to avoid information reporting if the foreign office "effects" the sale at such foreign office. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Shareholder will be allowed as a refund or a credit against such Non-U.S. Shareholder's United States federal income tax, provided that the required information is furnished to the Internal Revenue Service.

                   These information reporting and backup withholding rules are under review by the Internal Revenue Service, and their application to the Common Stock could be changed by future regulations.


                               PLAN OF DISTRIBUTION

                   The Company has entered into an Engagement Agreement, dated as of February 18, 1997 (the "Engagement Agreement"), with Muzinich & Co., Inc., as Placement Agent. Pursuant to the Engagement Agreement, the Company has retained the Placement Agent as its agent, and the Placement Agent has agreed to use its best efforts, to offer the Shares to domestic and foreign institutional investors on a "best efforts", minimum 3,200,000 Shares, maximum 4,500,000 Shares basis. The total number of Shares offered by the Placement Agent is 3,950,000. The Placement Agent will not acquire Shares for its own account.

                   Pursuant to the Engagement Agreement, the Placement Agent will receive from the Company a 4.3% cash commission on the gross offering price per Shares sold. The Company will also pay all reasonable legal fees and expenses incurred by the Placement Agent (with fees and expenses in excess of $20,000 subject to pre-approval by the Company).

                   The Placement Agent has the right to offer the Shares through members of the National Association of Securities Dealers, Inc. in the United States or through other sales agents outside the United States, and will pay such dealers a concession in the amount of approximately one-half of its commission.

                   The Company has agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Act, or to contribute to payments that the Placement Agent may be required to make in respect thereof.









                                   LEGAL MATTERS

                   Certain legal matters in connection with the Shares offered hereby will be passed upon for Hecla by Wachtell, Lip-ton, Rosen & Katz, New York, New York, and for the Placement Agent by Haythe & Curley, New York, New York.


                                      EXPERTS

                   The consolidated financial statements as of December 31, 1996 and 1995 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph concerning changes in the methods of accounting for remediation liabilities in 1996, the impairment of long-lived assets in 1995 and investments in 1994, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.




































No dealer, salesperson or other person                3,950,000 SHARES
has been authorized to give any information
or to make any representations, other than
those contained in or incorporated by
reference in this Prospectus Supplement
or the Prospectus, in connection with the
offer made by this Prospectus Supplement
and Prospectus and, if given or made, such
information or representations must not be
relied upon as having been authorized by
the Company or any underwriter or dealer.
Neither the delivery of this Prospectus
Supplement or the Prospectus nor any sale             HECLA MINING COMPANY
made hereunder shall, under any circum-
stances, create an implication that there
has been no change in the facts set forth
in this Prospectus Supplement and Prospectus,
or in the affairs of the Company since the date
hereof.  This Prospectus Supplement and the
Prospectus do not constitute an offer or
solicitation by anyone in any jurisdiction in
which such offer or solicitation is not
authorized or in which the person making such
offer or solicitation is not qualified to do
so or to anyone to whom it is unlawful to             COMMON STOCK
make such offer or solicitation.                      ($0.25 PAR VALUE)

                                 --------------

                                TABLE OF CONTENTS

                                          PAGE
                                          ----
                 PROSPECTUS SUPPLEMENT

         The Company..................    S-2
         Recent Developments..........    S-2
         Common Stock Prices..........    S-11
         The Offering.................    S-11
         Use of Proceeds..............    S-11
         Ratio of Earnings to
           Fixed Charges..............    S-12
         Certain United States Tax
           Consequences for Non-U.S.
           Shareholders...............    S-12
         Plan of Distribution.........    S-16
         Legal Matters................    S-17
         Experts......................    S-17

                    PROSPECTUS

         Available Information........    2
         Information Incorporated
           by Reference...............    3
         The Company..................    5
         Risk Factors.................    7
         Use of Proceeds..............    20
         Ratio of Earnings to
           Fixed Charges..............    20
         Description of Debt
           Securities.................    20
         Description of Preferred
           Stock......................    42
         Description of Common Stock..    44
         Description of Depositary
           Shares.....................    44
         Description of Warrants......    48
         Current Capital Structure....    50          PROSPECTUS SUPPLEMENT
         Certain Provisions of the Amended
           and Restated Certificate of                DATED FEBRUARY 19, 1997
           Incorporation and By-Laws..    54
         Certain U.S. Federal Income Tax
           Considerations.............    56
         Plan of Distribution.........    71
         Legal Opinions...............    73
         Experts......................    73